# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AIR Global PLC, CIK 0002097725
CUSIP: G0180Y100
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Festival Office Tower, Dubai Festival, 7th Floor, Office No. 700, Dubai, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002148815

## Reporting persons
- KIM AIR Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 15,463,722; sole dispositive power 0; shared dispositive power 15,463,722; aggregate amount beneficially owned 15,463,722 (9.6% of the class)
- Khaleel Mamoori: type of reporting person: individual (IN); citizenship or place of organization: Iraq (L0); sole voting power 0; shared voting power 15,463,722; sole dispositive power 0; shared dispositive power 15,463,722; aggregate amount beneficially owned 15,463,722 (9.6% of the class)

## Item 1. Issuer
Name of issuer: AIR Global PLC
Address of issuer's principal executive offices: Festival Office Tower, Dubai Festival City, 7th Floor, Office No. 700, Dubai, United Arab Emirates

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

KIM AIR Limited
Khaleel Mamoori
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 4th Floor, St Paul's Gate, 22-24 New Street, St Helier, Jersey JE1 4TR.
Citizenship: KIM AIR Limited is organized under the laws of Jersey. Mr. Mamoori is a citizen of Iraq.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of June 30, 2026, based upon 160,386,602 shares of Ordinary Shares outstanding as of May 15, 2026, as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 21, 2026.

KIM AIR Limited is the record owner of 15,463,722 Ordinary Shares, which includes 736,367 earnout shares that are subject to redesignation, redemption or cancellation if certain vesting conditions are not met prior to the end of the five-year period following May 15, 2026. Mr. Mamoori exercises voting control and investment power over the Ordinary Shares held by KIM AIR Limited. As a result, Mr. Mamoori may be deemed to share beneficial ownership over the securities held by KIM AIR Limited.
Percent of class: 9.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15,463,722
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 15,463,722

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- KIM AIR Limited: /s/ James Dingle, James Dingle, Director - Visdirect Services Limited (08/11/2026)
- KIM AIR Limited: /s/ Paul Le Marquand, Paul Le Marquand, Director - Viscorp Services Limited (08/11/2026)
- Khaleel Mamoori: /s/ Khaleel Mamoori, Khaleel Mamoori (08/11/2026)